Filed by: IMH Secured Loan Fund, LLC and IMH Financial Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934
Subject Companies: IMH Secured Loan Fund, LLC and IMH Financial Corporation
Registration Statement Number: 333-164087
Registration Statement Number: 333-164087-01

The following is a letter sent by Investors Mortgage Holdings Inc., the manager of IMH Secured Loan Fund, LLC (the “Fund”), on behalf of the Fund to members of the Fund after the close of business on May 28, 2010 or thereafter:

May 28, 2010

Dear Members:

As the Founder, Chairman, and CEO, and as the President of Investors Mortgage Holdings, Inc. (“IMH” or the “Manager”), the Manager of the IMH Secured Loan Fund, LLC (the “Fund”), Shane Albers and I are writing to address the false, misleading and incomplete statements being made by LGM Capital Partners LLC (“LGM”), and its principals who are attempting to seize control of your Fund.  We are compelled to set the record straight.  We also want to reaffirm our goals and the logical basis for asking for your affirmative vote on the IMH Secured Loan Fund Conversion Transactions. In addition to reading this detailed response to the materially false and misleading statements made by LGM Capital Partners LLC, we urge you to review the FAQ section (beginning on page 13) of the Consent Solicitation/Prospectus document sent to you on May 18, 2010 relating to the proposed Conversion Transactions.

LGM Capital Partners LLC

A newly formed investment group, LGM Capital Partners LLC, has begun an aggressive campaign to remove IMH as the Fund Manager and to install themselves. To achieve this goal, LGM — whose principals also call themselves the “Committee to Protect the IMH Secured Loan Fund” — has been holding conference calls and circulating information that we believe distorts or blurs the facts in an attempt to remove IMH as the Fund’s Manager.  LGM is currently urging members not to respond to the Conversion Transactions solicitation recently sent to you, and LGM is in the process of preparing its own proxy aimed at taking control of management of the Fund.  LGM representatives are also contacting Members and identifying themselves as the “Committee for IMH.”  They are urging Members to put our consent solicitation aside while awaiting a new one that LGM expects to send to you shortly.  Confusing?  To say the least.  They do not represent the Manager or the Fund.  LGM does not represent IMH.  You do already have the approved consent solicitation material from IMH in your hands. Please read this letter carefully and in its entirety. We then urge you to vote “Yes” on the Conversion Transactions.

Consent Solicitation

LGM Capital Partners LLC is neither a real estate company nor does it have a history of proven performance.  In fact, LGM Capital Partners LLC was formed last month; LGM has no operating history. Unlike your current Manager, LGM has no published and audited financial statements for you to examine.

Given LGM’s lack of a performance record, it would then be reasonable to look to the record of their principals.  According to LGM’s public documents, five partners are named:  two are Fund investors with a combined total of $250,000 invested in the Fund, and the other three have no economic interest in the Fund whatsoever. LGM’s stated purpose is indeed to take over as the new Fund manager. The following information is from readily available public records concerning the backgrounds of several of LGM’s principals:

A preliminary inquiry into the background and activities of Todd Anthony Mikles revealed:

➢	Mr. Mikles has been involved in more than 19 lawsuits. We have not reviewed the lawsuits in detail and do not know their resolutions.
➢
According to filed public records, in September 2009, IAG Asset Management LLC (“IAG”) sued Mr. Mikles, of which Mr. Mikles is CEO, Sovereign Capital Management (“Sovereign”) and DBSI Diversified Realty REIT in Ada County District Court in Idaho for alleged breach-of-contract, defamation, false representation and unfair competition with malice in an attempt to undermine IAG. According to the complaint, IAG alleged that around July 2009, Sovereign, along with Michael Grady of LaSalle St. Securities LLC, began “engaging in wrongful actions designed to disrupt and terminate IAG’s relationship with the REIT” and replace IAG with Sovereign. The same month, Mr. Grady called for shareholders to elect a new board, and the REIT agreed to add six new members, including Mikles and Grady. IAG alleged that Sovereign subsequently “shut down and liquidated” all of the REIT’s bank accounts without notifying IAG, whose management agreement was to terminate in September 2009, and refused to pay IAG for services rendered.  We have no information regarding how this matter was resolved.

➢
Colorado Department of Securities Consent decree: In March 2009, Mr. Mikles and Sovereign Capital Management, entered into a consent order with the Colorado Securities Division for allegedly selling unregistered securities in real estate projects –  they agreed to immediately and permanently cease and desist from selling unregistered securities in and from Colorado.

➢
According to filed public records, Perez & Wilson LLP v. Kilimanjaro LLC et al., a breach-of-contract lawsuit, was filed in San Diego Superior Court in December 2008. According to the court docket, Mr. Mikles and his business partner, Michael O’Leary, were named as co-defendants in the suit filed by the San Diego law firm, Perez & Wilson LLP.  In late 2008 and 2009, Mr. Mikles and his businesses were sued for failure to pay legal fees to a law firm that represented Kilimanjaro in the Liberty Park Plaza litigation. Kilamanjaro “agreed in writing to settle its fee dispute” with the law firm by making a partial payment of $100,000, “but claimed it could only pay $55,000 of the amount until it received its $203,000 settlement,” according to the complaint.  Mr. O’Leary allegedly guaranteed that the law firm would be paid, but the settlement check bounced, and Perez & Wilson subsequently sued.   We have no information regarding how this matter was resolved.

➢
According to filed public records, in August 2004, United States of America v. Maverick Development Fund II, LLC, et al. was filed in U.S. District Court in Nevada. The complaint alleged violations of the Fair Housing Act with respect to discrimination against persons with disabilities. Mr. Mikles subsequently signed a consent decree as managing member of Maverick Development Fund II, LLC, as one of the owners of the properties in question.

A preliminary inquiry into the professional background and activities of George Louis Graziadio III revealed:

➢	Mr. Graziadio served from 1984 to 2000 as a Director of Imperial Bancorp (Imperial), which was founded by his father.
➢	In 1985, the FDIC sued Imperial for negligence over the collapse of the Community Bank in Hartford, South Dakota. We do not know the outcome of this dispute
➢	In 1994 a shareholder requested a Board-level investigation of Imperial’s minority lending policies and practices. We do not know the outcome of any such investigation.
➢
During Mr. Graziadio’s tenure on the Board, Imperial and its subsidiaries entered into three Memoranda of Understanding with the FDIC and the California Department of Financial Institutions, according to disclosures in SEC filings   Please see Imperial’s SEC filings for more details.

➢	In the mid-1980s, Mr. Graziadio engaged in two hostile merger and acquisition efforts.
➢	In 1984 -1985, Mr. Graziadio was a party to a failed take-over of Central Soya, Inc.
➢
In 1986, Mr. Graziadio was named as a co-defendant in a lawsuit in federal court alleging stock manipulation by an entity allegedly controlled by the Graziadio family during an attempt to acquire Damson Oil, Inc.  The lawsuit settled.

➢	In 1996, Mr. Graziadio led a proxy fight to take over Vista 2000 (now Boss Holdings, Inc.).

LGM Claims “97.7 % of IMH’s Portfolio is in Default”

Claiming that 97.7% of IMH’s portfolio is in default distorts the facts - this figure is not based on the Fund’s entire portfolio; pursuing strict enforcement on defaulted portfolio loans also means that we have already successfully moved certain of these assets through the foreclosure process, and the Fund now owns nearly one-third of the underlying collateral.

LGM’s use of the word “default” can be alarming when not viewed within the context of standard real estate practice. The word “default” does not necessarily characterize portfolio health, but rather signifies a breach of the original contract terms.  IMH loans are written so strictly that if a payment is more than one day past due, it is “in default” of its original loan terms.  For example, if you are more than 15 days late on your payment on your home loan, you are “in default” of your loan terms.  Such a measure alone has no bearing on the value of your home and does not necessarily reflect on the quality of the bank’s underwriting.

LGM Claims that the Manager “has profited $93 Million from The Fund”

Another of LGM’s numerous claims is that your Manager has made $93 million from the Fund while the Fund investors have lost over $400 million. Without full disclosure we believe this is materially misleading.

Your Manager has always acted fully and consistently in accordance with our documented management fee structure (as disseminated in the Fund’s Private Placement Memorandum and Operating Agreement).  IMH receives the majority of its fees from the “points” (fees) it charges borrowers when originating or modifying loans for the Fund. These fees are charged to Fund borrowers.  We then draw on those fees to pay for the majority of the Fund’s and the Manager’s expenses.  These fees in turn pay for the routine costs of staff salaries, SEC public reporting fees, office operations, member administration, monthly statements and custodial services, portfolio accounting and administration, Fund accounting, and other standard industry-wide expenses.  Unlike most private placement investment opportunities, which require the investor to pay a commission and oftentimes upfront offering fees at the time of investment, the Manager (not the Fund) paid all commissions to the advisors from the fees the Manager generated from borrowers and charged investors no upfront fees on their investment. As a result, and it is important to underscore this point, 100% of your original investment went to work directly for you in the portfolio. Such principles reflect the integrity and transparency of your Manager’s business practices and commitment to enhancing Members’ benefits.

The chart below, derived from data presented in our SEC filings, identifies the total Fund-related revenue earned by the Manager from the Fund’s inception to the end of 2009, which has been subject to audit.  In addition, we have broken out the expenses that were paid by the Manager that would traditionally have been paid for by the Fund under a comparable management contract. The current Manager has averaged 2.1% total net fees against the Fund’s average Member investment over its life.  This is a six year average of $8.4 million. (Note that the early years have higher start up costs but normalize as the Fund grew over time).

Investment Mortgage Holdings, Inc. (Manager)
Operating Results as % of Revenue adjusted for Costs customarily paid by Comparable Mortgage Investment Funds(1)
Six years ended December 31, 2009
(Thousands Omitted, except for %)

							6 Year	6 Year
	2004	2005	2006	2007	2008	2009	Cumulative	Average

Year-end Member Investment under Management	30,490	96,983	258,754	576,784	730,384	730,384	730,384	403,963

	Manager Operating Results
Total Revenue (Fees)	3,256	9,912	18,920	29,664	22,855	11,171	95,777	15,963

Costs Paid on behalf of the Fund - (Note 1):
Investment Related Costs:
Broker-Dealer (BD) Commissions	-	434	2,220	6,145	5,389	-	14,188	2,365
Internal Costs	-	150	515	1,101	996	-	2,762	460
	-	584	2,735	7,246	6,385	-	16,950	2,825
Revenue less Investment Related
Commissions and costs	3,256	9,328	16,185	22,418	16,470	11,171	78,827	13,138

Origination Costs - Loans (Note 2)	779	3,115	6,370	9,318	6,854	2,060	28,496	4,749

Net Revenue before Manager's and Funds Operating Expenses	2,477	6,213	9,815	13,100	9,616	9,111	50,332	8,389
Net Revenue before Manager's and Funds Operating Expenses as % of Member Investments under management	8.1%	6.4%	3.8%	2.3%	1.3%	1.2%	6.9%	2.1%

Earnings Distributed to Members	1,563	6,651	19,379	46,920	64,051	11,706	150,270	25,045
Return on Investment - Distributed
(Note 3)	10.1%	10.8%	11.4%	11.1%	9.5%	1.6%	54.5%	9.1%

Note 1 - Comparable Mortgage Investment Funds customarily have a front-end "load" paid by the investor to the broker-dealer placing the investment. IMH has historically paid all broker-dealer fees for investments in the Fund. For purposes of identifying Comparable Mortgage Investment Funds, we obtained available mortgage fund data through a combination of publicly available information provided by financial advisors, investment bankers and other real estate professionals.
Note 2 - Comparable Mortgage Investment Funds customarily pay all costs associated with the origination and processing of investments (Loans). Such costs include, among other costs, 3rd-party broker fees, due diligence fees, inspection fees and underwriter compensation.
Note 3 - The annual Return on Investment - Distributed percentages were computed based on actual distributions as a % of the month's ending Member Investment.

In fact, the Manager’s management fee was based on only one quarter of one percent per year, and only on performing assets (that is, the fee was not charged on cash, on properties owned, or on defaulted loans).  From the Fund’s inception to hibernation, the Manager earned on average $8.4 million annually.  Of this total approximately $500 thousand annually was paid from Fund assets. The balance was incurred by the borrowers not the Fund. In effect, the Fund under the current Manager has been essentially a “no load fund” when it comes to its existing fee structure. LGM proposes a management fee of 2% of the current assets plus the fees collected from borrowers.

We did disclose in our Form S-4, however, that if the Conversion Transactions are not approved, we may seek your approval to change the current fee approach to a more standard fee structure.  For the record and contrary to what has been represented by LGM, we have never said that we were resigning or charging on the invested capital or establishing any other fee structure.  The essential question is not who gets paid what to manage the Fund, but rather who can best rebuild what the market lost while concurrently creating liquidity and generating income for Members.

LGM has indicated not only that they intend to have the Fund reimburse them for the expense of their campaign if they are instituted as Manager, but they also have indicated that their fee to manage the portfolio would be 2% annually on current value — or $6.5 million per year. We respectfully urge Members to recognize that LGM’s proposal is only their management fee.  This does not include modification or origination fees.

LGM Claims that the Fund Lost $400 Million

This claim is a misrepresentation of the facts. The Fund has not “lost $400 million” as LGM has asserted. Instead, General Accepted Accounting Principles (GAAP) have required that the Fund take a non-cash loss reserve of that amount, which reflects an estimate if we had sold the entire portfolio in one day at calendar year end, 2009. The book value of the underlying real estate has in fact dropped, but we have not been a forced seller of Fund assets at these low values or at even more reduced prices.

As you are aware, that portion of the Fund’s assets in southwestern US and specifically Arizona has been negatively impacted by the real estate collapse. On top of that, the Fund’s niche historically has been investing in early-stage real estate loans, providing financing for land acquisition, entitlement, and construction. Even though we had established what we believed to be very conservative loan-to-value ratios, no one could have predicted or reasonably anticipated that some of our underlying real estate collateral would drop materially from their original appraised values.

Fully mindful of these circumstances, and after thorough analysis and careful deliberation, we have proposed for your consideration a comprehensive plan (the Conversion Transactions) that we believe will better position the Fund to manage through these difficult times and rebuild much of what the market has taken away — and in a more expeditious manner.  We believe our plan, when combined with the diligent work of our leadership team over the past two years, has strategically positioned existing assets for sale at the proper time.  We have endured the unprecedented challenges of the current economic turmoil together and have presented our plans for the future.  We therefore respectfully request your support with a “Yes” vote on our proposed Conversion Transactions and help us move the Fund forward to maximize its value.

The IMH team has the professional skills, analytical experience, and resiliency as well as the depth of knowledge of the current portfolio and the local communities where those assets reside. LGM has no history with or understanding of the intricate details of each loan, borrower and asset. LGM has “offered” to provide the Fund with a $5 million loan, when in fact the Fund has assets which have and can be utilized for secured credit facilities. So, too, we think it more than curious that LGM is proposing a plan to Members that identifies how they pay themselves from your Fund’s assets, yet they do not “offer” meaningful information about a plan they have designed to pay you — about how they will earn returns and create liquidity for you.  We anticipate filing a registration statement for an initial public offering as soon as practicable.  IMH is committed to managing our existing portfolio, raising new capital and acquiring new discounted real estate related investments.

Our Experience, Our Reputation and Our Shared Future

We have been the Manager since the Fund’s inception in 2003, and IMH has been in business for 13 years and has built a stellar reputation in the southwestern US throughout that period. Most community banks, builders, developers and other lenders know us as a respected real estate company.  Many of our competitors have not survived or not fared well since the market collapse of 2008.

Many in the real estate sector are bankrupt or out of business, due to poor underwriting, being over leveraged or not having enough capital to fulfill their obligations. We believe we have made astute decisions leading up to placing the Fund into hibernation during this current distressed environment. We believe we are positioning the Fund’s assets well so that we will be prepared to make the right strategic decisions when the market starts to improve. We also believe there are many opportunities to raise capital and to deploy that money into cash-flowing, high-yield, low-risk loans and investments, allowing for the resumption of dividends and capital appreciation.

Over the course of the past 18 months, as loans have come due during an unprecedented and volatile economic environment, there has been no take out financing available for the borrowers.  The borrower’s lack of access to such financing requires the lender to extend, modify, or foreclose loans. The fact is, however, that some of the borrowers of IMH’s current loans that have been classified as “in default” have made payments in an effort to satisfy their obligations.  Applying the word “default” in these instances simply refers to the fact that their principal balance or some other condition of the loan is past due.  LGM’s assertion would lead you to think otherwise; the assertion presents what we believe to be an incomplete and distorted view of the business reality.

Each of the 73 current loans and real estate assets of the Fund is regularly reviewed to augment and adjust our disposition strategy.  This is standard practice at IMH and begins when we make the loan and accelerates if and when the property comes under our control.  As any seasoned lender knows, until the property exits foreclosure and all rescission or repurchase rights available to the borrower have run their course, any action on the property may result in lender liability.  IMH can not take actions against a borrower which are not available through its contractual relationships or permitted by law. To suggest action other than that could expose the Fund to damages. In contrast, the IMH leadership has prepared disposition strategies for each of the 73 properties currently in our portfolio.  Each strategy is being implemented on a defined timetable that we expect could produce enhanced value to Fund Members as markets stabilize and then slowly recover.  Simply put, Shane and I take great pride in having assembled and leading a small, experienced, and highly accomplished group of trustworthy real estate professionals in a coordinated effort dedicated to protecting and maximizing the Fund’s value, and seeking to enhance the returns on Members’ investments.

In the course of the unprecedented and catastrophic meltdown in the real estate market, our segment was particularly hit hard.  We determined that since no one had ever experienced a market such as the current one, we would hire a highly experienced team that had been working together in the work-out arena. We did not know how long this economic downturn would last or how deep it would go, but we did know that we did not want to burden the Fund or ourselves with long-term financial commitments by staffing up to deal with the disposition of the Fund’s assets.  We elected, instead, to retain the use of expert consultants to assist us through each stage of the process: a specialist in positioning the loans for foreclosure, expert consultants to assist us in positioning the properties for sale, construction experts to finish projects, and finally marketing experts to develop and promote partnerships and exit strategies. Our staffing has rotated through these different disciplines and stayed within budgets and has succeeded in continuing to operate without being forced to liquidate properties.  We are especially proud of our relationship with Avion Holdings, one of our consultants.  In addition to IMH’s management team, we have included below a brief biography of Avion’s leadership team as well as IMH’s other consultants responsible for property management and disposition.  We believe their individual and collective experience is vast — and they have navigated through several real estate downturns and cycles.

Avion Holdings, LLC, (“Avion”) is a privately held firm based in Scottsdale, Arizona, specializing in the restructuring and capitalization real estate projects and/or companies.  Formed in 2004, Avion provides management expertise with core strengths in real estate, finance and restructuring of complex real estate and financial assets through its team of highly experienced professionals.

Neil Elsey has served as Avion’s Managing Member since its inception in 2004. He has been a shareholder, trustee, and board member of several private and publicly traded companies, including a NASDAQ-traded real estate investment trust with 58 properties in 19 states and an American Stock Exchange Company which was the largest private land owner in Arizona. In his over 30 years of experience in the real estate industry, Mr. Elsey has been involved in the purchase, development, construction, management and/or financing of real estate ventures exceeding $2 billion dollars.

Jim Lentine serves as a Principal of Avion and since 2004 has focused on its day-to-day operations and management.  From 1992 to 2003, Mr. Lentine was Vice President and Director of Denali National Trust (“Denali”) in Scottsdale, Arizona.  His primary responsibilities focused on acquisition, disposition, and lease management for Denali, which reports that it owned and developed over 2.5 million square feet of office space in the Phoenix, Arizona area.

Bruce Bonfield brings 30 years of experience in the real estate and construction industry to his work at IMH.  From 2000 to 2008, Mr. Bonfield was President of MDG Construction, Inc. and served as Director and Principal Consultant for Monterey Advisory Group, a company with annual revenues reportedly of $100 million that entitled, developed, and built civil infrastructure, high-end production homes, residential lots and commercial buildings.  He earned his MBA from the University of Santa Clara.  Mr. Bonfield is a California Licensed General Engineering Contractor and a California and Nevada Licensed General Building Contractor.

Jerome “Joe” Joseph has been in the real estate industry for almost 30 years.  Most recently served as IMH’s Chief Administrative Officer and previously as CFO for NZ Corporation and its subsidiary, Bridge Financial Corporation.  NZ was a publicly traded real estate investment, development, and commercial real estate bridge lending company.  Mr. Joseph earned his BA magna cum laude from Macalester College.  He is a member of Omicron Delta Epsilon, the Association for Finance Professionals, the Risk and Insurance Management Society and the Turnaround Management Association.

Tim Keenan has worked in the Arizona real estate market and specializes in securing federal, state, and local entitlements.  He has been involved in the development of over 50,000 residential lots and approximately 20 million square feet of commercial retail space. In the past 10 years Mr. Keenan served as the Director of Acquisition and Development for Richmond American Homes, Senior Vice President of Montage Holdings, Inc. and SVP of Sunbelt Holdings Inc. As part of Sunbelt, he headed a team responsible for the development of the Vistancia Master Planned Community. He is a current member of the Valley Partnership, Urban Land Institute and the Homebuilders Association of Central Arizona.

Gil Calvillo has been in the real estate industry since 1985.  Mr. Calvillo’s was involved in the development of a combined 17,000 residential lots with a value of over $2 billion to date.  He currently holds a Nevada General Contractor License and a Nevada Mortgage Agent License.

Our Mutual Investments and Our Responsibility

Why do we believe so strongly about having you vote “YES” on our Conversion Transactions? On a personal note, my extended family members have invested over $5,000,000 in the Fund. When you add Shane’s family and the investments of close personal friends and long-term business relationships, that number grows to well over $25 million.  More importantly, and far beyond these personal investments and connections, we have always recognized — to the fullest extent of our personal and our team’s professional abilities — the need to create and implement the most effective strategies to move the Fund forward and to seek to provide you with maximized returns and liquidity. As soon as we receive a majority of your affirmative votes in favor of the Conversion Transactions, we believe we can take significant strides forward in furtherance of seeking to accomplish our shared goals — to restore value as well as to provide dividends and liquidity.

Thank you for taking the time to read this letter and to allow us to respond to the claims of LGM.  Please be assured that we will respond promptly and forthrightly — and as frequently as needed — to further answer any questions or assertions anyone raises regarding this transaction.

Thanks, too, for considering carefully the proposed Conversion Transactions. Finally, and as always, please know that Shane, myself, and the entire IMH Secured Loan Fund investor relations team are immediately available should you desire to speak with us directly.  For Investor Relations, please call (480) 840-8400.

Sincerely,

Will Meris	Shane Albers
President	Founder, Chairman, and CEO

As a public reporting entity, the Fund files periodic reports with the SEC. For additional financial and other important information pertaining to the Fund, individuals can visit www.sec.gov and reference CIK #1397403.

Forward-Looking Statements

This communication contains certain forward-looking statements.  Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “likely,” “may,” “plan,” “potential,” “should” and “would” or the negative of these terms or other comparable terminology.  The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Risk factors include, without limitation, (i) the risk that the economy and real estate and other markets will not improve, which could harm our ability to sell or dispose of the assets we own and the ability of our borrowers to pay obligations under, or repay our commercial mortgage loans on maturity or obtain take-out financing in a timely manner, on reasonable terms, or at all, which would harm our liquidity and operating results; (ii) the risk that we may not be able to complete an initial public offering and the lack of assurance that even if we completing a listing or initial public offering, an established and liquid trading market for IMH Financial Corporation common stock may not develop; (iii) the risks that if our liquidity continues to dissipate and we are unable to meet our obligations, we may be forced to sell certain of our assets for a price at or below the current book value of the assets, which could result in a loss,  (iv) the risks generally associated with the lending to, and ownership of, real estate related assets, including changing economic conditions, environmental risks, unforeseen statutory and regulatory changes, the cost of and ability to obtain insurance and risks related to developing and leasing of propertied, and (v) potential litigation associated with the Conversion Transactions,  all as more fully discussed with other risks that could cause results to differ from those suggested or intended in any forward-looking statements, under the heading entitled “Risk Factors” in the definitive consent solicitation/prospectus filed pursuant to Rule 424(b), our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2009, as amended, and subsequent Quarterly Reports on Form 10-Q and other filings with the SEC.  These forward-looking statements are made only as of the date hereof and we undertake no obligation, and disclaim any duty, to update or revise any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Important Additional Information for Investors and Stockholders

This communication may be deemed to be made in respect of the proposed conversion of IMH Secured Loan Fund (the “Fund) into IMH Financial Corporation and the exchange of all outstanding equity interest in Investors Mortgage Holdings Inc. (the “Manager”) and IMH Holdings LLC (“Holdings”) for stock of IMH Financial Corporation and may be deemed solicitation material regarding these proposed transactions (the “Conversion Transactions”).  In connection with the proposed Conversion Transactions, the Corporation has filed a registration statement on Form S-4, including a preliminary consent solicitation statement/prospectus, with the U.S. Securities and Exchange Commission (“SEC”).  The definitive consent solicitation statement/prospectus has been filed with the SEC and is being mailed to members of the Fund.  SECURITYHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE CONSENT SOLICITATION /PROSPECTUS (AND ANY AMENDMENTS OR SUPPLEMENTS) CAREFULLY IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE FUND, IMH FINANCIAL CORPORATION, THE MANAGER, HOLDINGS, AND THE PROPOSED CONVERSION TRANSACTIONS.

The Fund, the Manager, IMH Financial Corporation, Holdings and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of consents from the members of IMH Secured Loan Fund, LLC in respect of the proposed Conversion Transactions.  Information regarding the Fund, the Manager, IMH Financial Corporation, Holdings and their respective directors and executive officers is included in the preliminary consent solicitation statement/prospectus filed with the SEC on May 10, 2010 and the definitive consent solicitation/prospectus has been mailed to members of the Fund.  Members can obtain more detailed information regarding the direct and indirect interests of directors and executive officers in the Conversion Transactions by reading the definitive consent solicitation statement/prospectus. Members may obtain free copies of the consent solicitation statement/prospectus and other documents filed with the SEC at the SEC’s website at www.sec.gov, or through the Manager’s website at www.imhre.com.  Information on the Manager’s website shall not be deemed to be a part of or otherwise incorporated by reference in any SEC filings.  Such documents, as available, can also be obtained by directing a request to the Fund, Attention: Investor Relations, telephone: (480) 840-8400.

* * * *